UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                     FIDELITY LEASING INCOME FUND VII, L.P.
                     --------------------------------------
                                (Name of Issuer)

                       LIMITED PARTNERSHIP INTEREST UNITS
                       ----------------------------------
                         (Title of Class of Securities)

                                   FICT54-86-5
                                   -----------
                                 (CUSIP Number)

                                 JAMES S. RILEY
                           2699 WHITE ROAD, SUITE 255
                                IRVINE, CA 91614
                               (949) 660-1144 X16

                                 WITH A COPY TO:
                             LARRY A. CERUTTI, ESQ.
                               RUTAN & TUCKER, LLP
                           611 ANTON BLVD., SUITE 1400
                              COSTA MESA, CA 92626
                                 (714) 641-5100

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 AUGUST 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  FICT54-86-5                13D                     Page 2 of 10 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     JAMES S. RILEY
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     AF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     UNITED STATES
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         0(1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,167.732(1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           0(1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    4,167.732(1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,167.732(1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     6.4%(1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

(1) Amounts represent beneficial ownership interest through ownership of Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC which own 1,556.176 Units and 2,611.556 Units, respectively, of the Limited Partnership Interests of the Issuer.

                                  SCHEDULE 13D

CUSIP No.  FICT54-86-5                13D                     Page 3 of 10 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     DANEA T. RILEY
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     AF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     UNITED STATES
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         0(1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,167.732(1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           0(1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    4,167.732(1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,167.732(1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     6.4%(1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

(1) Amounts represent beneficial ownership interest, directly and by virtue of marriage to James S. Riley, through ownership of Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC which own 1,556.176 Units and 2,611.556 Units, respectively, of the Units of the Limited Partnership Interests of the Issuer.

                                  SCHEDULE 13D

CUSIP No.  FICT54-86-5                13D                     Page 4 of 10 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     ODD LOT LIQUIDITY FUND, LLC
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     CALIFORNIA
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,556.176(1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,167.732(1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,556.176(1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    4,167,732(1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,167.732(1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     6.4%(1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IV
________________________________________________________________________________


(1) Amounts represent direct ownership by Odd Lot Liquidity Fund, LLC of 1,556.176 Units and beneficial ownership of 2,611.556 Units of the Limited Partnership Interests of the Issuer by virtue of group membership status and affiliate status with Sierra Fund 4, LLC.

                                  SCHEDULE 13D

CUSIP No.  FICT54-86-5                13D                     Page 5 of 10 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SIERRA FUND 4, LLC
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     CALIFORNIA
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         2,611.556(1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,167.732(1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,611.556(1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    4,167.732(1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,167.732(1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     6.4%(1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IV
________________________________________________________________________________

(1) Amounts represent direct ownership by Sierra Fund 4, LLC of 2,611.556 Units and beneficial ownership of 1,556.176 Units of the Limited Partnership Interests of the Issuer by virtue of group membership status and affiliate status with Odd Lot Liquidity Fund, LLC.

CUSIP NO. FICT54-86-5                                        Page 6 of 10 Pages

         The Reporting Persons (as hereinafter defined) hereby restate their joint statement on Schedule 13D filed with the Securities and Exchange Commission on December 5, 2000 with respect to the Units of the Limited Partnership Interest of Fidelity Leasing Income Fund VII, L.P.

ITEM 1. SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of Limited Partnership Interest Units of Fidelity Leasing Income Fund VII, L.P. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

         Freddie M. Kotek
         3 North Columbus Boulevard
         Philadelphia, PA 19106

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of each of James S. Riley, Danea
T. Riley, Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC (collectively, the "Reporting Persons").

         (b) The business address of each of James S. Riley, Danea T. Riley, Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC is:

                  2699 White Road, Suite 255
                  Irvine, CA 91614

         (c) (1) The principal occupation of James S. Riley is Managing Member and President of Riley Bower Equities 2, LLC, Sierra Fund 4, LLC, Sierra Fund 5, LLC, Odd Lot Liquidity Fund, LLC; Mr. Riley is also President of Selkirk Capital Corp, a Nova Scotia (Canada) Unlimited Liability Company, General Partner of Sierra Fund 3, a general partnership, and President of Riley Bower, Inc.

                  (2) The principal occupation of Danea T. Riley is Controller and Vice President of Riley Bower Equities 2, LLC, Sierra Fund 3, a general partnership, Sierra Fund 4, LLC, Sierra Fund 5, LLC, Odd Lot Liquidity Fund, LLC, Selkirk Capital Corp, a Nova Scotia (Canada) Unlimited Liability Company, and Riley Bower, Inc.

                  (3) The principal business of Odd Lot Liquidity Fund, LLC is investment in SEC registered limited partnership units.

                  (4) The principal business of Sierra Fund 4, LLC is investment in SEC registered limited partnership units.

         (d) None of the Reporting Persons has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. FICT54-86-5                                         Page 7 of 10 Pages

         (f) (1) James S. Riley is a United Stated citizen and resident of California.

                  (2) Danea T. Riley is a United States citizen and resident of California.

                  (3) Odd Lot Liquidity Fund, LLC is a California limited liability company with its principal executive offices in Irvine, California.

                  (4) Sierra Fund 4, LLC is a California limited liability company with its principal executive offices in Irvine, California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Personal funds of James S. Riley and Danea T. Riley have been used to acquire their current holdings of Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC and, consequently the beneficial ownership in Limited Partnership Interest Units of the Issuer.

         (b) General working capital funds of Odd Lot Liquidity Fund, LLC in the approximate amount of $70,028 have been used to acquire its current holdings of 1,556.176 Units of the Limited Partnership Interest of the Issuer in various transactions since January 2000.

         (c) General working capital funds of Sierra Fund 4, LLC in the approximate amount of $104,462 have been used to acquire its current holdings of 2,611.556 Units of the Limited Partnership Interest of the Issuer in various transactions since November 1998.

         (d) None of the Reporting Persons has used borrowed funds to acquire the subject securities.

         (e) The subject securities transactions were all effected in the ordinary course of business through purchase by Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC.

ITEM 4. PURPOSE OF TRANSACTION.

         Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC have jointly submitted a letter to the Issuer proposing an increase in the distributions to holders of Units of the Limited Partnership Interest of the Issuer such that the distributions are as close as possible to the Issuer's cash flow. Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC may submit additional or alternative proposals to the Issuer, which may include proposals for asset liquidation, to increase the distributions to holders of Units of the Limited Partnership Interest of the Issuer.

         Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC have made a tender offer for the subject securities which may result in the acquisition of additional securities of the Issuer.

         The purchases of the subject securities have been made for investment purposes. Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to (i) the acquisition by any person of additional securities of the issuer or any of its subsidiaries (ii) any extraordinary corporate transaction, (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer,
(vi) any other material change in the Issuer's business or corporate structure,
(vii) any changes in the Issuer's charter, bylaws or instruments or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any other material changes to the operation, management, structure or financial condition of the Issuer. The Reporting Persons intend to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.

CUSIP NO. FICT54-86-5                                         Page 8 of 10 Pages

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) (1) James S. Riley beneficially owns 4,167.732 Units of the Limited Partnership Interest of the Issuer, which equals approximately 6.4% of the total 65,449 outstanding Units of the Limited Partnership Interest of the Issuer.

                  (2) Danea T. Riley beneficially owns 4,167.732 Units of the Limited Partnership Interest of the Issuer, which equals approximately 6.4% of the total 65,449 outstanding Units of the Limited Partnership Interest of the Issuer.

                  (3) Odd Lot Liquidity Fund, LLC beneficially owns 4,167.732 Units of the Limited Partnership Interest of the Issuer, which equals approximately 6.4% of the total 65,449 outstanding Units of the Limited Partnership Interest of the Issuer.

                  (4) Sierra Fund 4, LLC beneficially owns 4,167.732 Units of the Limited Partnership Interest of the Issuer, which equals approximately 6.4% of the total 65,449 outstanding Units of the Limited Partnership Interest of the Issuer.

         (b) With respect to all Units of the Limited Partnership Interests of the Issuer beneficially owned by the Reporting Persons, Odd Lot Liquidity Fund, LLC, of which James S. Riley is Managing Member, has the sole voting power and the sole disposition power over 1,556.176 Units and Sierra Fund 4, LLC, of which James S. Riley is the Managing Member, has the sole voting power and the sole disposition power over 2,611.556 Units; James S. Riley, and Danea T. Riley, by virtue of direct ownership and marriage to each other, have shared voting power and shared disposition power over 4,167.732 Units, Odd Lot Liquidity Fund, LLC has shared voting power and shared disposition power over 4,167.732 Units and Sierra Fund 4, LLC has shared voting power and shared disposition power over 4,167.732 Units. See Item 2 with respect to information regarding each person with whom the power to vote or to direct the vote or to dispose or direct the disposition of the subject securities is shared.

         (c) (1) James S. Riley, by virtue of his ownership interest of Odd Lot Liquidity Fund, LLC, acquired beneficial ownership of 20 Units of the Limited Partnership Interests of the Issuer at $45 per Unit through purchase transactions conducted by Odd Lot Liquidity Fund, LLC in the ordinary course of business during the last sixty days.

                  (2) Danea T. Riley, by virtue of a marriage relationship with James S. Riley, acquired beneficial ownership of 20 Units of the Limited Partnership Interests of the Issuer at $45 per Unit through purchase transactions conducted by Odd Lot Liquidity Fund, LLC in the ordinary course of business during the last sixty days.

                  (3) Odd Lot Liquidity Fund, LLC acquired directly 20 Units of the Limited Partnership Interests of the Issuer at $45 per Unit in purchase transactions conducted in the ordinary course of business during the last sixty days.

                  (4) Sierra Fund 4, LLC, by virtue of its group membership and affiliate status with Odd Lot Liquidity Fund, LLC acquired beneficial ownership of 20 Units of the Limited Partnership Interests of the Issuer at $45 per Unit through purchase tansactions conducted by Odd Lot Liquidity Fund, LLC in the ordinary course of business during the last sixty days.

CUSIP NO. FICT54-86-5                                         Page 9 of 10 Pages

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Units of the Limited Partnership Interests of the Issuer beneficially owned by James S. Riley, Danea
T. Riley, Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC, respectively.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of Odd Lot Liquidity Fund, LLC and Sierra Fund 4, LLC is a party, as are all Unit holders, to the Limited Partnership Agreement governing the Issuer; neither James S. Riley nor Danea T. Riley is a party to this agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following agreement is filed as an exhibit to this Schedule 13D:

         (1) Joint Filing Agreement among the Reporting Persons agreeing to and approving the joint filing of this Schedule 13D.

CUSIP NO. FICT54-86-5                                        Page 10 of 10 Pages


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 11, 2000

                                          /s/ James S. Riley
                                          --------------------------------------
                                          James S. Riley, Personally


                                          /s/ Danea T. Riley
                                          --------------------------------------
                                          Danea T. Riley, Personally


                                          ODD LOT LIQUIDITY FUND, LLC,
                                          a California limited liability company


                                          By: /s/ James S. Riley
                                             -----------------------------------
                                             James S. Riley, Managing Member


                                          SIERRA FUND 4, LLC,
                                          a California limited liability company


                                          By: /s/ James S. Riley
                                             -----------------------------------
                                             James S. Riley, Managing Member

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         BY THIS JOINT FILING AGREEMENT (this "Agreement"), the undersigned parties agree that amendment number 1 to a joint Schedule 13D filing concerning their respective beneficial ownership interests of Units of Limited Partnership Interests of Fidelity Leasing Income Fund VII, L.P. shall be filed on their behalf.

         IN WITNESS WHEREOF, the undersigned parties have each executed this Agreement as of December 11, 2000.


                                          /s/ James S. Riley
                                          --------------------------------------
                                          James S. Riley, Personally


                                          /s/ Danea T. Riley
                                          --------------------------------------
                                          Danea T. Riley, Personally


                                          ODD LOT LIQUIDITY FUND, LLC,
                                          a California limited liability company


                                          By: /s/ James S. Riley
                                             -----------------------------------
                                             James S. Riley, Managing Member


                                          SIERRA FUND 4, LLC,
                                          a California limited liability company


                                          By: /s/ James S. Riley
                                             -----------------------------------
                                             James S. Riley, Managing Member